Exhibit 99.2
Cancara Asset Securitisation Limited


Financial statements for the year ended 31 December 2004



Registered number: 84185

Contents




                                                                        Page


Directors and advisors                                                    1


Directors' report                                                       2-3


Independent auditors' report                                              4


Profit and loss account                                                   5


Balance sheet                                                             6


Cash flow statement                                                       7


Notes to the financial statements                                      8-15








CANCARA ASSET SECURITISATION LIMITED

Directors and Advisors






Directors
Richard Charles Gerwat
Michael Henry Richardson


Secretary
Bedell Cristin Secretaries Limited

Lawyers
Bedell Cristin
PO Box 75
26 New Street
St. Helier
Jersey
JE4 8PP
Channel Islands


Bankers
JP Morgan Chase Bank
Trinity Tower
9 Thomas Moore Street
London
E1W 1YT


Registered office
26 New Street
St Helier
Jersey
JE2 3RA


Auditors
Deloitte & Touche LLP
Chartered Accountants
London





CANCARA ASSET SECURITISATION LIMITED                                          1

Directors' report
For the year ended 31 December 2004


The directors have pleasure in presenting their annual report and the audited financial statements for the year ended 31 December 2004.


Principal activities and review of the business
The Company is a Jersey limited liability company which was formed on 15 October 2002 and commenced operations on 5 December 2002. The Company is a special purpose vehicle in a conduit programme (the "Programme") sponsored by Lloyds TSB Bank plc. The Company issues European and United States of America Commercial Paper, the proceeds of which are advanced to associated purchaser companies which in turn acquire financial assets, including receivables originated by corporations resident in Organisation for Economic Co-operation and Development countries, either through the purchase of ownership interests in receivables or debt securities or through making secured loans. All advances are collateralised by the purchased assets, or other securities.


The Company jointly issues the US$ Commercial Paper with Cancara Asset Securitisation LLC (a subsidiary of the Company) (the "Co-Issuer") under a US Commercial Paper Issuance Agreement pursuant to which the Company agrees to pay the expenses of the Co-Issuer related to the issuance of US$ Commercial Paper and all other expenses incurred in its business. The Co-Issuer does not receive any of the proceeds realised from the offering of the US$ Commercial Paper and does not hold any assets.


Shortly after formation, the Company entered into several agreements including an Administration Agreement and a Commissioning Agreement (being the mechanism to fund purchaser companies). Pursuant to the original agreements and subsequent amendments, the Company engaged Lloyds TSB Bank plc to provide administration, structuring, documenting, monitoring and surveillance services. Lloyds TSB Bank plc are compensated as Administrative Agent. Bedell SPV Management (Jersey) Limited provides corporate administration services to the Company pursuant to a Corporate Services Agreement, for which it receives compensation.


Future prospects
The Administrative Agent has actively continued to market the Programme and has identified additional business both in respect of receivables as well as the investment in asset backed securities.


Dividends and transfers to reserves
The directors recommend the payment of a dividend of $1,920 (2003: $1,791).


Directors and their interests
The following acted as directors throughout the year:


Richard Charles Gerwat
Michael Henry Richardson
None of the directors held any interest in the Company at any time during the year.



CANCARA ASSET SECURITISATION LIMITED                                          2

Directors' responsibilities
Companies (Jersey) Law 1991 requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that year. In preparing those financial statements, the directors are required to:


-    select suitable accounting policies and then apply them consistently;


-    make judgements and estimates that are reasonable and prudent;


-    state whether applicable accounting standards have been followed; and


- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.


The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for the system of internal control, for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.


Auditors
Deloitte & Touche LLP have expressed their willingness to continue as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.





Approved by the Board of Directors
and signed on behalf of the Board





Authorised signatory
Bedell Cristin Secretaries Limited
Company Secretary
4 May 2005



CANCARA ASSET SECURITISATION LIMITED                                          3

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF CANCARA ASSET SECURITISATON
LIMITED

We have audited the financial statements of Cancara Asset Securitisation Limited for the year ended 31 December 2004 which comprise the profit and loss account, the balance sheet, the cash flow statement and the related notes 1 to
16. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Article 110 of Companies (Jersey) Law 1991. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.



Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable Jersey company law and United Kingdom accounting standards. Our responsibility is to audit the financial statements in accordance with relevant Jersey legal and regulatory requirements and United Kingdom auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Jersey) Law 1991. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

We read the directors' report and consider the implications for our report if we become aware of any apparent misstatements.


Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.



Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 December 2004 and of the result of the Company for the year then ended and have been properly prepared in accordance with the Companies (Jersey) Law 1991.






Deloitte & Touche LLP
Chartered Accountants
London
Date:........................



CANCARA ASSET SECURITISATION LIMITED                                          4

Profit and loss account
For the year ended 31 December 2004

                                                               Notes                           15 month period from
                                                                               Year ended       incorporation to 31
                                                                           31 December 2004           December 2003
                                                                                      $'000                   $'000

Turnover
- Interest receivable                                            1                  182,313                  81,436
                                                                                 ----------              ----------
                                                                                    182,313                  81,436
Operating costs
- Interest payable                                                                 (179,486)                (78,609)
- Administrative expenses                                                            (3,199)                 (2,943)
                                                                                 ----------              ----------

Operating loss                                                                         (374)                   (116)

Other interest receivable and similar income                     5                      376                     118
                                                                                 __________              __________

Profit on ordinary activities before taxation                    4                        2                       2
Tax on profit on ordinary activities                             1                        -                       -
                                                                                 ----------              ----------

Profit for the financial year                                                             2                       2

Dividends                                                                               (2)                      (2)
                                                                                 ----------              ----------
Retained profit for the financial year                          13                        -                       -
                                                                                 ----------              ----------


All of the amounts above are in respect of continuing operations. There are no recognised gains or losses for the current year or prior period other than as stated above, therefore a statement of recognised gains and losses has not been presented.


The accompanying notes are an integral part of this profit and loss account.









CANCARA ASSET SECURITISATION LIMITED                                          5

Balance sheet
As at 31 December 2004


                                                                    Notes               2004              2003
                                                                                       $'000             $'000


Current assets
Debtors - advances                                                   6             8,453,763          6,847,956
Cash at bank and in hand                                                               1,954             15,302
                                                                                  ----------         ----------
                                                                                   8,455,717          6,863,258
                                                                                  ----------         ----------

Creditors: amounts falling due within one year
Short term funding                                                   7            (8,439,924)        (6,795,789)
Other creditors                                                      8               (15,793)           (67,469)
                                                                                  ----------         ----------
                                                                                  (8,455,717)        (6,863,258)
                                                                                  ----------         ----------
Total assets less current liabilities                                                       -                 -

                                                                                  ----------         ----------
Net assets                                                                                  -                 -
                                                                                  ----------         ----------

Capital and reserves
Share capital called-up                                              12                     -                 -
Profit and loss account                                              13                     -                 -
                                                                                  ----------         ----------
Shareholder's funds:  equity interests                                                      -                 -
                                                                                  ----------         ----------





Signed on behalf of the Board





-----------------------    -----------------------
Director                            Director


4 May 2005


The accompanying notes are an integral part of this balance sheet.




CANCARA ASSET SECURITISATION LIMITED                                          6

Cash flow statement
For the year ended 31 December 2004




                                                                Notes                         15 month period from
                                                                                 Year ended       incorporation to
                                                                           31 December 2004       31 December 2003
                                                                                      $'000                  $'000
Net cash outflow from operating activities                        9             (1,657,857)            (6,780,605)

Returns on investments and servicing of finance                   10                    376                    118
Equity dividends paid                                                                   (2)                      -
                                                                                 ----------             ----------

Cash outflow before financing                                                   (1,657,483)            (6,780,487)
                                                                                 ----------             ----------
Financing                                                         10              1,644,135              6,795,789
                                                                                 ----------             ----------
(Decrease) / increase in cash in the year                         11               (13,348)                 15,302
                                                                                 ----------             ----------

The accompanying notes are an integral part of this cash flow statement.






CANCARA ASSET SECURITISATION LIMITED                                          7

Notes to the financial statements
For the year ended 31 December 2004

1   Accounting policies
The financial statements of the Company have been prepared under the historical cost convention and in accordance with the provisions of Companies (Jersey) Law 1991, as amended.


a)  Accounting convention
The financial statements have been prepared in accordance with applicable United Kingdom accounting standards and pronouncements of the Urgent Issues Task Force, and in accordance with applicable Jersey law. The particular accounting policies adopted are described below.

Based on the terms of the US Commercial Paper Issuance Agreement made between the Company and the Co-Issuer, pursuant to which the Company agrees to pay the expenses of the Co-Issuer related to the issuance of US$ Commercial Paper and all other expenses incurred in its business, the financial statements have been prepared on the basis that the Co-Issuer acts as agent for the Company. The Co-Issuer does not receive any of the proceeds realised from the offering of the US$ Commercial Paper and does not hold any assets.


b)  Turnover
Turnover relates to interest receivable on the advancements to other companies. Turnover is accounted for on an accruals basis.



c)  Taxation
The Company has been granted 'Exempt Company Status' in Jersey and is therefore liable to an annual fee of (pound)600. This is included as an expense in the profit and loss account as it is not dependent on the Company's results. The Company intends to maintain such status for as long as possible pending the introduction of a general zero rate of corporation tax in Jersey.



d)  Foreign currency translation
The functional currency of the Company is the US dollar. Transactions denominated in foreign currencies are translated into US dollars at the exchange rates ruling on the date of the transactions. Monetary and hedged assets and liabilities denominated in foreign currency at the balance sheet date are translated at the rates of exchange ruling at that date or contracted rates where appropriate and movements are recorded in the profit and loss account.


e)  Derivative financial instruments


The Company uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Company does not hold or issue derivative financial instruments for speculative purposes.


For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Company's operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of the fixed assets, only when the hedged transaction has itself been reflected in the Company's financial statements.




CANCARA ASSET SECURITISATION LIMITED                                          8

For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognised by adjusting net interest payable over the periods of the contracts.


If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminate, the instrument is marked to market and any resulting profit or loss recognised at that time.



f)  Advances
Advances are initially stated at the amount of funds advanced to borrowers. The carrying amount is increased by the finance costs in respect of the accounting period and reduced by payments made in the period by the borrower.


g)  Short term borrowings
Debt is initially stated at the amount of proceeds received. The carrying amount is increased by the finance costs in respect of the accounting period and reduced by payments made in the period.


2   Directors' emoluments
None of the directors had any material interest in any contract of significance in relation to the business of the Company and none of the directors received any direct emoluments for their services in either the current year or prior year.


3   Employees
During the year and previous period, the Company had no employees. The Company has outsourced the administration of its operations to third parties, on an arms-length basis.



4   Profit on ordinary activities before taxation

                                                                                                   15 month period from
                                                                                  Year ended 31     incorporation to 31
                                                                                  December 2004           December 2003
                                                                                          $'000                   $'000
Profit on ordinary activities before taxation is stated after charging:

Amounts paid to auditors:
- audit services                                                                             15                      13
                                                                                     ----------              ----------



CANCARA ASSET SECURITISATION LIMITED                                          9



5   Other interest receivable and similar income
                                                                                                   15 month period from
                                                                                     Year ended        incorporation to
                                                                               31 December 2004        31 December 2003

                                                                                          $'000                   $'000

Bank interest receivable                                                                    376                     118
                                                                                     ----------              ----------
                                                                                            376                     118
                                                                                     ----------              ----------





6   Debtors
                                                                                            2004                   2003
                                                                                           $'000                  $'000

Debtors - advances to associated purchaser companies                                   8,268,175              6,783,581
Interest receivable on advances                                                          185,526                 64,306
Interest receivable on cash balances                                                          15                     49
Prepayments                                                                                   47                     20
                                                                                      ----------             ----------
                                                                                       8,453,763              6,847,956
                                                                                      ----------             ----------

The advances are provided as security for the obligations arising under the short term borrowings.



7   Borrowings
                                                                                            2004                   2003
                                                                                           $'000                  $'000
Short term borrowings                                                                  8,439,924              6,795,789
                                                                                      ----------             ----------
                                                                                       8,439,924              6,795,789
                                                                                      ----------             ----------

Short term borrowings consist of Commercial Paper issued in the US and Euro markets.


8   Other creditors
                                                                                            2004                   2003
                                                                                           $'000                  $'000

Other creditors                                                                           15,791                 67,467
Dividend payable                                                                               2                      2
                                                                                      ----------             ----------
                                                                                          15,793                 67,469
                                                                                      ----------             ----------




CANCARA ASSET SECURITISATION LIMITED                                         10

9   Reconciliation of operating loss to net cash outflow from operating activities
                                                                                          Year ended  15 month period from
                                                                                    31 December 2004      incorporation to
                                                                                                          31 December 2003
                                                                                               $'000                 $'000

Operating loss                                                                                 (376)                 (118)
Increase in debtors                                                                      (1,605,807)           (6,847,956)
(Decrease) / Increase in creditors                                                          (51,674)                67,469
                                                                                          ----------            ----------
Net cash outflow from operating activities                                               (1,657,857)           (6,780,605)
                                                                                          ----------            ----------



10  Analysis of cash flows
                                                                                                      15 month period from
                                                                                          Year ended      incorporation to
                                                                                    31 December 2004      31 December 2003

                                                                                                2004                  2003
                                                                                               $'000                 $'000

Returns on investments and servicing of finance
Interest received                                                                                 376                   118
                                                                                           ----------            ----------
Net cash inflow                                                                                   376                   118
                                                                                           ----------            ----------
Financing
Increase in short term borrowings                                                           1,644,135             6,795,789

                                                                                           ----------            ----------
Net cash inflow                                                                             1,644,511             6,795,789
                                                                                           ----------            ----------



11  Analysis and reconciliation of net debt
                                                                             2003          Cash flows                 2004
                                                                            $'000                                    $'000

Cash in hand and at bank                                                   15,302             (13,348)               1,594

Debt due within 1 year                                                 (6,795,789)         (1,644,135)          (8,439,924)
                                                                       --------------      -----------           ----------
Net debt                                                               (6,780,487)         (1,657,843)          (8,438,330)
                                                                       --------------      -----------           ----------





CANCARA ASSET SECURITISATION LIMITED                                         11

12  Called-up share capital
                                                       2004          2003
                                                          $             $

Authorised
2 ordinary shares of (pound)1 each                         3             3
                                                  ----------    ----------
                                                           3             3
                                                  ----------    ----------

Allotted, called-up and fully paid
2 ordinary shares of (pound)1 each                         3             3
                                                  ----------    ----------
                                                           3             3
                                                  ----------    ----------





13  Profit and loss account
                                                       2004          2003
                                                      $'000         $'000
                                                          -             -
As at 31 December/ date of incorporation
Retained profit for the year/ period                      -             -
                                                 ----------    ----------
As at 31 December                                         -             -
                                                 ----------    ----------





14  Financial instruments

The Company's financial instruments comprise principally of amounts due from advances to special purchase vehicles, each a "Purchaser" and collectively "Purchasers", who have in turn purchased investments in receivables, asset backed securities and various tranches of floating rate loan notes. Cash, accrued interest income, accrued interest payable and other items arise directly from the Company's operations.


It is, and has been throughout the year, the Company's policy that no trading in derivative financial instruments shall be undertaken.


The main risks arising from the Company's financial instruments are default risk, interest rate risk, currency risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks and these are summarised below. These policies have remained unchanged since the Company commenced operations.




CANCARA ASSET SECURITISATION LIMITED                                         12

14  Financial instruments (continued)
a)  Default risk
The Company's exposure to default risk is primarily that the respective Purchasers' assets/loan financing acquired or provided by them using the funding obtained via the Company's Commercial Paper issuance, will default, thereby potentially impairing the ability of the respective purchasers to meet their obligations to the Company under the relevant Commercial Paper Funding Agreement entered into with the Company.


This default risk is mitigated through various forms of transaction specific credit enhancement available to the Purchasers.


The form of credit enhancement varies from Purchaser to Purchaser depending upon the circumstances but such credit enhancement is determined in conjunction with Standard & Poor's and Moody's Investor Services Limited (the "Rating Agencies"). The Rating Agencies will determine with the Company's advisors that the credit enhancement is in such form and such amount as to ensure that the Commercial Paper issued by the Company achieves A-1+/P-1 rating.


In order to mitigate losses, certain triggers are predefined in the Receivable Purchase Agreements between the respective seller and the respective Purchaser and also in the Commercial Paper Funding Agreements between the Purchaser and the Company. These triggers are designed to provide for the early termination of the Receivable Purchase Agreements and/or the Commercial Paper Funding Agreements to avoid and/or limit the potential loss by both the purchasers and the Company.


b)  Interest Rate Risk
The Company finances its operations through the short term borrowings in the US and Euro Commercial Paper markets. At the year-end, all of the Company's borrowings and assets were at floating rates. The financial instruments earn interest based on the funding cost.


c)  Currency Risk
The functional currency of the Company is the US dollar. The Company provides asset securitisation financing to companies operating in OECD countries. These agreements are denominated in the currencies of the customers involved.


The Company's policy is to eliminate all currency exposures on transactions through spot and forward currency contracts. As at 31 December 2004, after taking into account the effects of forward foreign exchange contracts the Company had no currency exposures.


d)  Liquidity Risk
Funding has been obtained through the issuance of US dollar and Euro denominated Commercial Paper. The Company has recourse to the assets pledged under the terms of the Commissioning Agreements with the Purchaser entities. There is a liquidity facility to meet any timing gaps between issuing new Commercial Paper and making repayments on maturing Commercial Paper.




CANCARA ASSET SECURITISATION LIMITED                                         13

e)  Maturity of financial assets and liabilities
The maturity profile of the Company's financial assets at 31 December 2004 and 31 December 2003 was as follows:



                                                                                                    2004             2003
                                                                                                   $'000            $'000
In one year or less, or on demand                                                              8,455,717        6,863,258
                                                                                              ----------       ----------
                                                                                               8,455,717        6,863,258
                                                                                              ----------       ----------



The maturity profile of the Company's financial liabilities at 31 December
2004 and 31 December 2003 was as follows:


                                                                                                    2004             2003
                                                                                                   $'000            $'000
In one year or less, or on demand, dependent on cash receipts from the assets                  8,455,717        6,863,258
                                                                                              ----------       ----------
                                                                                               8,455,717        6,863,258
                                                                                              ----------       ----------




f)  Fair values
Set out below is a comparison of book and fair values of the Company's financial assets and liabilities as at 31 December.

                                                                              2004                        2003
                                                                    -------------------------- ---------------------------
                                                                      Book value   Fair value    Book value    Fair value
                                                                           $'000        $'000         $'000         $'000
Primary financial assets and liabilities held or issued to
finance the Company's operations
Financial assets                                                       8,455,717    8,455,717     6,863,258     6,863,258
Financial liabilities                                                  8,455,717    8,455,717     6,863,258     6,863,258


Derivative financial instruments held to manage the currency profile

Forward foreign currency contracts (net)                                      -            -              -             -



The fair values of forward foreign currency contracts have been determined by reference to prices available from the markets on which the instruments involved are traded. All other fair values shown have been calculated by discounting cash flows at prevailing interest rates.



CANCARA ASSET SECURITISATION LIMITED                                         14

g) Gains and losses on hedges
The Company enters into forward foreign currency contracts to eliminate the currency exposures that arise on transactions denominated in foreign currencies immediately at the time of entering into the transaction. Hedges are not recognised in the financial statements until the hedged position matures.


15  Ultimate controlling party
The directors regard Bedell Cristin Trustees Limited, in the capacity as trustee of the Cancara Charitable Trust, to be the ultimate controlling party.


16  Related party transactions
Corporate administration services are provided to the Company by Bedell SPV Management (Jersey) Limited. The directors of the Company are also directors of Bedell SPV Management (Jersey) Limited, Bedell Cristin Trustees Limited and Bedell Cristin Secretaries Limited. The directors' fees are included in the corporate administration services fee.



CANCARA ASSET SECURITISATION LIMITED                                         15

CANCARA ASSET SECURITISATION LIMITED


Financial statements for the period since incorporation to 31 December 2003



Registered number: 84185

Contents




                                                                            Page

Directors and advisors                                                         1

Directors' report                                                            2-3

Independent auditors' report                                                   4

Profit and loss account                                                        5

Balance sheet                                                                  6

Cash flow statement                                                            7

Notes to the financial statements                                           8-15









CANCARA ASSET SECURITISATION LIMITED

Directors and Advisors







DIRECTORS
Richard Charles Gerwat
Michael Henry Richardson

SECRETARY
Bedell Cristin Secretaries Limited

LAWYERS
Bedell Cristin
PO Box 75
26 New Street
St. Helier
Jersey
JE4 8PP
Channel Islands

BANKERS
JP Morgan Chase Bank
Trinity Tower
9 Thomas Moore Street
London
E1W 1YT

REGISTERED OFFICE
26 New Street
St Helier
Jersey
JE2 3RA

AUDITORS
Deloitte & Touche LLP
Chartered Accountants
London




1 CANCARA ASSET SECURITISATION LIMITED

Directors' report
For the period ended 31 December 2003




The directors have pleasure in presenting their first annual report and the audited financial statements for the period from incorporation on 15 October 2002 to 31 December 2003.

PRINCIPAL ACTIVITIES AND REVIEW OF THE BUSINESS
The Company is a Jersey limited liability company which was formed on 15 October 2002 and commenced operations on 5 December 2002. The Company is a special purpose vehicle in a conduit programme (the "Programme") sponsored by Lloyds TSB Bank plc. The Company issues European and United States of America Commercial Paper, the proceeds of which are advanced to associated purchaser companies which in turn acquire financial assets, including receivables originated by corporations resident in Organisation for Economic Co-operation and Development countries, either through the purchase of ownership interests in receivables or debt securities or through making secured loans. All advances are collateralised by the purchased assets, or other securities.

The Company jointly issues the US$ Commercial Paper with Cancara Asset Securitisation LLC (a subsidiary of the Company) (the "Co-Issuer") under a US Commercial Paper Issuance Agreement pursuant to which the Company agrees to pay the expenses of the Co-Issuer related to the issuance of US$ Commercial Paper and all other expenses incurred in its business. The Co-Issuer does not receive any of the proceeds realised from the offering of the US$ Commercial Paper and does not hold any assets.

Shortly after formation, the Company entered into several agreements including an Administration Agreement and a Commissioning Agreement (being the mechanism to fund purchaser companies). Pursuant to the original agreements and subsequent amendments, the Company engaged Lloyds TSB Bank plc to provide administration, structuring, documenting, monitoring and surveillance services. Lloyds TSB Bank plc are compensated as Administrative Agent. Bedell SPV Management (Jersey) Limited provides corporate administration services to the Company pursuant to a Corporate Services Agreement, for which it receives compensation.

FUTURE PROSPECTS
The Administrative Agent has actively continued to market the Programme and has identified additional business both in respect of receivables as well as the investment in asset backed securities.

DIVIDENDS AND TRANSFERS TO RESERVES
The directors recommend the payment of a dividend of $1,791.

DIRECTORS AND THEIR INTERESTS
The following acted as directors in the year:

Richard Charles Gerwat(appointed 18 October 2002)
Michael Henry Richardson(appointed 18 October 2002)
None of the directors holds any interest in the Company.


2 CANCARA ASSET SECURITISATION LIMITED

DIRECTORS' RESPONSIBILITIES
Companies (Jersey) Law 1991 requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;

- state whether applicable accounting standards have been followed; and

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for the system of internal control, for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS
Deloitte & Touche LLP have expressed their willingness to continue as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.



Approved by the Board of Directors

and signed on behalf of the Board



Authorised signatory
Bedell Cristin Secretaries Limited
Company Secretary
27 July 2004





3 CANCARA ASSET SECURITISATION LIMITED

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF CANCARA ASSET SECURITISATON
LIMITED

We have audited the financial statements of Cancara Asset Securitisation Limited for the period from incorporation on 15 October 2002 to 31 December 2003 which comprise the profit and loss account, the balance sheet, the cash flow statement, reconciliation of movement in shareholders' funds and the related notes 1 to 16. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Article 110 of Companies (Jersey) Law 1991. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.



RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable Jersey law and United Kingdom accounting standards. Our responsibility is to audit the financial statements in accordance with relevant Jersey legal and regulatory requirements and United Kingdom auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Jersey) Law 1991. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

We read the directors' report and consider the implications for our report if we become aware of any apparent misstatements.



BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.



OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 December 2003 and of the profit of the Company for the period from incorporation on 15 October 2002 to 31 December 2003 and have been properly prepared in accordance with the Companies (Jersey) Law 1991.






DELOITTE & TOUCHE LLP
Chartered Accountants
27 July 2004
London




4 CANCARA ASSET SECURITISATION LIMITED

Profit and loss account
For the period ended 31 December 2003









                                                     Notes               Date of
                                                                   incorporation
                                                                   of 15 October
                                                                            2002
                                                                           to 31
                                                                        December
                                                                            2003
                                                                           $'000
TURNOVER
- Interest receivable                                     1               81,436
                                                                     __________`
                                                                          81,436
Operating costs
- Interest payable                                                      (78,609)
- Administration expenses                                                (2,943)
                                                                      __________
OPERATING LOSS                                                             (116)

   Other interest                                         5                  118
   receivable and similar
   income
                                                          6           __________
PROFIT ON ORDINARY                                        4                    2
   ACTIVITIES BEFORE
   TAXATION
 Tax on profit on ordinary                                1                    -
   activities
                                                                      __________
PROFIT FOR THE FINANCIAL                                                       2
   PERIOD
 Dividends                                                                   (2)
                                                                      __________
RETAINED PROFIT FOR THE                                  13                    -
   FINANCIAL PERIOD
                                                                      __________

All of the amounts above are in respect of continuing operations. There are no recognised gains or losses for the current period other than as stated above, therefore a statement of recognised gains and losses has not been presented.

The accompanying notes are an integral part of this profit and loss account.









5 CANCARA ASSET SECURITISATION LIMITED

Balance sheet
As at 31 December 2003

                                                          Notes             2003
                                                                           $'000

CURRENT ASSETS
Debtors                                                       6        6,847,956
Cash at bank and in hand                                                  15,302
                                                                      __________
                                                                       6,863,258
                                                                      __________
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Short term funding                                            7      (6,795,789)
Other creditors                                               8         (67,469)
                                                                      __________
                                                                     (6,863,258)
                                                                      __________
TOTAL ASSETS LESS CURRENT LIABILITIES                                          -

                                                                      __________
NET ASSETS                                                                     -
                                                                      __________
Capital and reserves
Share capital called-up                                     12                 -
Profit and loss account                                     13                 -
                                                                      __________
SHAREHOLDER'S FUNDS:  EQUITY INTERESTS                                         -
                                                                      __________



Signed on behalf of the Board



________________       ___________________

Director               Director

27 July 2004

The accompanying notes are an integral part of this balance sheet.


6 CANCARA ASSET SECURITISATION LIMITED

Cash flow statement
For the period ended 31 December 2003

                                                       Notes             Date of
                                                                incorporation to
                                                                     31 December
                                                                            2003
                                                                           $'000
NET CASH OUTFLOW FROM OPERATING                            9         (6,780,605)
  ACTIVITIES
Returns on investments and servicing                      10                 118
  of finance
Capital expenditure and financial                         10                   -
  investment
Equity dividends paid                                                          -
                                                                      __________
CASH OUTFLOW BEFORE FINANCING                                        (6,780,487)
                                                                      __________
Financing                                                 10           6,795,789
                                                                      __________
INCREASE IN CASH IN THE YEAR                              11              15,302
                                                                      __________

The accompanying notes are an integral part of this cash flow statement.




7 CANCARA ASSET SECURITISATION LIMITED

Notes to the financial statements
For the period ended 31 December 2003







1 ACCOUNTING POLICIES
The financial statements of the Company have been prepared under the historical cost convention and in accordance with the provisions of Companies (Jersey) Law 1991, as amended.

a)Accounting convention
The financial statements have been prepared in accordance with applicable United Kingdom accounting standards and pronouncements of the Urgent Issues Task Force, and in accordance with applicable Jersey law. The particular accounting policies adopted are described below.

Based on the terms of the US Commercial Paper Issuance Agreement made between the Company and the Co-Issuer, pursuant to which the Company agrees to pay the expenses of the Co-Issuer related to the issuance of US$ Commercial Paper and all other expenses incurred in its business, the financial statements have been prepared on the basis that the Co-Issuer acts as agent for the Company. The Co-Issuer does not receive any of the proceeds realised from the offering of the US$ Commercial Paper and does not hold any assets.

b)Turnover
Turnover relates to interest receivable on the advancements to other companies. Turnover is accounted for on an accruals basis.

c)Taxation
The Company has been granted 'Exempt Company Status' in Jersey and is therefore liable to an annual fee of *600. This is included as an expense in the profit and loss account as it is not dependent on the Company's results. The Company intends to maintain such status for as long as possible pending the introduction of a general zero rate of corporation tax in Jersey.

d)Foreign currency translation
The functional currency of the Company is the US dollar. Transactions denominated in foreign currencies are translated into US dollars at the exchange rates ruling on the date of the transactions. Monetary and hedged assets and liabilities denominated in foreign currency at the balance sheet date are translated at the rates of exchange ruling at that date or contracted rates where appropriate and movements are recorded in the profit and loss account.

e)Advances
Advances are initially stated at the amount of funds advanced to borrowers. The carrying amount is increased by the finance costs in respect of the accounting period and reduced by payments made in the period by the borrower.

f)Short term borrowings
Debt is initially stated at the amount of proceeds. The carrying amount is increased by the finance costs in respect of the accounting period and reduced by payments made in the period.



8 CANCARA ASSET SECURITISATION LIMITED

2 DIRECTORS' EMOLUMENTS
None of the directors had any material interest in any contract of significance in relation to the business of the Company and none of the directors received any direct emoluments for their services.

3 EMPLOYEES
During the period the Company had no employees. The Company has outsourced the administration of its operations to third parties, on an arms-length basis.

4 PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION
Profit on ordinary activities before taxation is stated after               2003
charging:
                                                                           $'000
Amounts paid to auditors:
- audit services                                                              13
- non-audit services                                                           -
                                                                      __________


5 OTHER INTEREST RECEIVABLE AND SIMILAR INCOME
                                                                            2003
                                                                           $'000
Bank interest receivable                                                     118
                                                                      __________
                                                                             118
                                                                      __________


6 DEBTORS
                                                                           $'000
Debtors - advances to companies                                        6,783,581
Interest receivable on advances                                           64,306
Interest receivable on cash balances                                          49
Prepayments                                                                   20
                                                                      __________
                                                                       6,847,956
                                                                      __________

The advances are provided as security for the obligations arising under the short term borrowings.



9 CANCARA ASSET SECURITISATION LIMITED

7 BORROWINGS
                                                                           $'000
Short term borrowings                                                  6,795,789
                                                                      __________
                                                                       6,795,789
                                                                      __________

Short term borrowings consist of Commercial Paper notes issued in the US and Euro market.

8 OTHER CREDITORS
                                                                           $'000
Other creditors                                                           67,467
Dividend payable                                                               2
                                                                      __________
                                                                          67,469
                                                                      __________



9 RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING
ACTIVITIES
                                                                            2002
                                                                           $'000
 Operating loss                                                            (118)
 Increase in debtors                                                 (6,847,956)
 Increase in creditors                                                    67,469
                                                                      __________
 NET CASH OUTFLOW FROM OPERATING ACTIVITIES                          (6,780,605)
                                                                      __________


10 CANCARA ASSET SECURITISATION LIMITED

10 ANALYSIS OF CASH FLOWS
                                                                            2003
                                                                           $'000
Returns on investments and servicing of finance
Interest received                                                            118
                                                                      __________
NET CASH INFLOW                                                              118
                                                                      __________
Financing
Increase in short term borrowings                                      6,795,789

                                                                      __________
NET CASH INFLOW                                                        6,795,789
                                                                      __________


11 ANALYSIS AND RECONCILIATION OF NET DEBT

                                              15 October             31 December
                                                    2002   Cash flow        2003
                                                   $'000       $'000       $'000
Cash in hand and at bank                               -      15,302      15,302
Debt due within 1 year                                 - (6,795,789) (6,795,789)
                                              __________  __________  __________
Net debt                                               -  (6,780,487)(6,780,487)
                                              __________  __________  __________

11 CANCARA ASSET SECURITISATION LIMITED

12 CALLED-UP SHARE CAPITAL
                                                                            2003
                                                                               $
Authorised
2 ordinary shares of {pound}1 each                                             3
                                                                      __________
                                                                               3
                                                                      __________
Allotted, called-up and fully paid
2 ordinary shares of {pound}1 each                                             3
                                                                      __________
                                                                               3
                                                                      __________


13 PROFIT AND LOSS ACCOUNT
                                                                           $'000
As at 15 October 2002                                                          -
Retained profit for the period                                                 -
                                                                      __________
As at 31 December 2003                                                         -
                                                                      __________


14 FINANCIAL INSTRUMENTS
The Company's financial instruments comprise principally of amounts due from advances to special purchase vehicles, each a "Purchaser" and collectively "Purchasers", who have in turn purchased investments in receivables, asset backed securities and various tranches of floating rate loan notes. Cash, accrued interest income, accrued interest payable and other items arise directly from the Company's operations.

It is, and has been throughout the period, the Company's policy that no trading in derivative financial instruments shall be undertaken.

The main risks arising from the Company's financial instruments are credit risk, interest rate risk, currency risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks and these are summarised below. These policies have remained unchanged since the Company commenced operations.




12 CANCARA ASSET SECURITISATION LIMITED

14 FINANCIAL INSTRUMENTS (CONTINUED)

a) Default risk
The Company's exposure to default risk is primarily that the respective Purchasers' assets/loan financing acquired or provided by them using the funding obtained via the Company's Commercial Paper issuance, will default, thereby potentially impairing the ability of the respective purchasers to meet their obligations to the Company under the relevant Commercial Paper Funding Agreement entered into with the Company.

This default risk is mitigated through various forms of transaction specific credit enhancement available to the Purchasers.

The form of credit enhancement varies from Purchaser to Purchaser depending upon the circumstances but such credit enhancement is determined in conjunction with Standard & Poor's and Moody's Investor Services Limited (the "Rating Agencies"). The Rating Agencies will determine with the Company's advisors that the credit enhancement is in such form and such amount as to ensure that the Commercial Paper issues by the Company achieves A-1+/P-1 rating.

In order to mitigate losses, certain triggers are predefined in the Receivable Purchase Agreements between the respective seller and the respective Purchaser and also in the Commercial Paper Funding Agreements between the Purchaser and the Company. These triggers are designed to provide for the early termination of the Receivable Purchase Agreements and/or the Commercial Paper Funding Agreements to avoid and/or limit the potential loss by both the purchasers and the Company.

b) Interest Rate Risk
The Company finances its operations through the short term borrowings in the US and Euro Commercial Paper markets. At the year-end, all of the Company's borrowings and assets were at floating rates. The financial instruments earn interest based on the funding cost.

c) Currency Risk
The functional currency of the Company is the US dollar. The Company provides asset securitisation financing to companies operating in OECD countries. These agreements are denominated in the currencies of the customers involved.

The Company's policy is to eliminate all currency exposures on transactions through spot and forward currency contracts. As at 31 December 2003, after taking into account the effects of forward foreign exchange contracts the Company had no currency exposures.

d) Liquidity Risk
Funding has been obtained through the issuance of US dollar and Euro denominated Commercial Paper. The Company has recourse to the assets pledged under the terms of the Commissioning Agreements with the Purchaser entities. There is a liquidity facility to meet any timing gaps between issuing new Commercial Paper and making repayments on maturing Commercial Paper.



13 CANCARA ASSET SECURITISATION LIMITED

-






14 FINANCIAL INSTRUMENTS (CONTINUED)
e)Maturity of financial assets and liabilities
The maturity profile of the Company's financial assets at 31 December 2003 was as follows:

                                                                            2003
                                                                           $'000
In one year or less, or on demand                                      6,863,258
                                                                      __________
                                                                       6,863,258
                                                                      __________


The maturity profile of the Company's financial liabilities at 31 December 2003 was as follows:

                                                                            2003
                                                                           $'000
In one year or less, or on demand, dependent on cash receipts from 6,863,258 the assets
                                                                      __________
                                                                       6,863,258
                                                                      __________


f) Fair values
Set out below is a comparison of book and fair values of the Company's financial assets and liabilities.

                                                               2003
                                                 -------------------------------
                                                           BOOK             FAIR
                                                          VALUE            VALUE
                                                          $'000            $'000
PRIMARY FINANCIAL ASSETS AND LIABILITIES HELD OR
ISSUED TO FINANCE THE COMPANY'S OPERATIONS
Financial assets                                      6,863,258        6,863,258
Financial liabilities                                 6,863,258        6,863,258

DERIVATIVE FINANCIAL INSTRUMENTS HELD TO MANAGE THE
CURRENCY PROFILE

Forward foreign currency contracts (net)                      -                -

The fair values of forward foreign currency contracts have been determined by reference to prices available from the markets on which the instruments involved are traded. All other fair values shown have been calculated by discounting cashflows at prevailing interest rates.


14 CANCARA ASSET SECURITISATION LIMITED

f)Gains and losses on hedges
The Company enters into forward foreign currency contracts to eliminate the currency exposures that arise on transactions denominated in foreign currencies immediately at the time of entering into the transaction. Hedges are not recognised in the financial statements until the hedged position matures.

15 ULTIMATE CONTROLLING PARTY
The directors regard Bedell Cristin Trustees Limited, in the capacity as trustee of the Cancara Charitable Trust, to be the ultimate controlling party.

16 RELATED PARTY TRANSACTIONS
Corporate administration services are provided to the Company by Bedell SPV Management (Jersey) Limited. The directors of the Company are also directors of Bedell SPV Management (Jersey) Limited, Bedell Cristin Trustees Limited and Bedell Cristin Secretaries Limited. The directors' fees are included in the corporate administration services fee.


15 CANCARA ASSET SECURITISATION LIMITED

CANCARA ASSET SECURITISATION LIMITED

Non-Statutory consolidated financial statements for the year ended 31 December 2004

CANCARA ASSET SECURITISATION LIMITED
Contents


                                                                            PAGE

State of diretors responsibilites                                              2


Independent auditors' report                                                   3


Consolidated profit and loss accounts                                          4


Consolidated balance sheets                                                    5


Consolidated cash flow statements                                              6


Notes to the consolidated financial statements                              7-16








CANCARA ASSET SECURITISATION LIMITED                                           1

CANCARA ASSET SECURITISATION LIMITED

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are required to prepare accounts for the purposes of filing them with the SEC under form 6K by Granite Master Issuer Plc ("GMI") which present fairly the affairs of Cancara Asset Securitisation Limited and subsidiary ("the Group") and of the profit or loss of the Group for that year. In preparing those financial statements, the directors are required to:

-   select suitable accounting policies and then apply them consistently;

-   make judgements and estimates that are reasonable and prudent;

-   state whether applicable accounting standards have been followed; and

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company. They are also responsible for the system of internal control, for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.








CANCARA ASSET SECURITISATION LIMITED                                           2

CANCARA ASSET SECURITISATION LIMITED




INDEPENDENT AUDITORS REPORT

TO THE SHAREHOLDERS OF CANCARA ASSET SECURITISATION LIMITED

We have audited the accompanying consolidated balance sheets of Cancara Asset Securitisation Limited and subsidiary as of 31 December 2004 and 2003, and the related consolidated profit and loss accounts and cash flow statements for the years ended 31 December 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-statutory financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cancara Asset Securitisation Limited and subsidiary as of 31 December 2004 and 2003, and the results of its operations and its cash flows for the years ended 31 December 2004 and the year ended 31 December 2003 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.



DELOITTE & TOUCHE LLP
Chartered Accountants
London, England

22 August 2005







CANCARA ASSET SECURITISATION LIMITED                                           3

CANCARA ASSET SECURITISATION LIMITED
Consolidated profit and loss accounts


                                                               Notes             Year ended              Year ended
                                                                           31 December 2004        31 December 2003
                                                                                      $'000                   $'000
TURNOVER
- Interest receivable                                            2                  182,313                  81,436
                                                                                 ----------              ----------
                                                                                    182,313                  81,436
Operating costs
- Interest payable                                                                 (179,486)                (78,609)
- Administrative expenses                                                            (3,199)                 (2,943)
                                                                                 ----------              ----------
OPERATING LOSS                                                                         (374)                   (116)


Other interest receivable and similar income                     6                      376                     118
                                                                                 ----------              ----------

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                    5                        2                       2
Tax on profit on ordinary activities                             2                        -                       -
                                                                                 ----------              ----------

PROFIT FOR THE FINANCIAL YEAR                                                             2                       2
Dividends                                                                                (2)                     (2)
                                                                                 ----------              ----------
RETAINED PROFIT FOR THE FINANCIAL YEAR                          14                        -                       -
                                                                                 ==========              ==========



All of the amounts above are in respect of continuing operations. There are no recognised gains or losses for the current or prior years other than as stated above, therefore statements of recognised gains and losses have not been presented.

The accompanying notes are an integral part of these profit and loss accounts.





CANCARA ASSET SECURITISATION LIMITED                                           4

CANCARA ASSET SECURITISATION LIMITED
Consolidated balance sheets


                                                                   Notes                     31 December
                                                                                        2004               2003
                                                                                       $'000              $'000
CURRENT ASSETS
Debtors - advances                                                   7             8,453,763          6,847,956
Cash at bank and in hand                                                               1,954             15,302
                                                                                  ----------         ----------
                                                                                   8,455,717          6,863,258
                                                                                  ----------         ----------

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Short term funding                                                   8            (8,439,924)        (6,795,789)
Other creditors                                                      9               (15,793)           (67,469)
                                                                                  ----------         ----------
                                                                                  (8,455,717)        (6,863,258)
                                                                                  ----------         ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                      -                  -
                                                                                  ----------         ----------
NET ASSETS                                                                                 -                  -
                                                                                  ==========         ==========
CAPITAL AND RESERVES
Share capital called-up                                              13                    -                  -
Profit and loss account                                              14                    -                  -
                                                                                  ----------         ----------
SHAREHOLDER'S FUNDS: EQUITY INTERESTS                                                      -                  -
                                                                                  ==========         ==========



The accompanying notes are an integral part of these balance sheets.









CANCARA ASSET SECURITISATION LIMITED                                           5

CANCARA ASSET SECURITISATION LIMITED
Consolidated cash flow statements


                                                                Notes            Year ended             Year ended
                                                                           31 December 2004       31 December 2003
                                                                                      $'000                  $'000
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                        10             (1,657,857)            (6,780,605)

Returns on investments and servicing of finance                   11                    376                    118
Equity dividends paid                                                                   (2)                      -
                                                                                 ----------             ----------
CASH OUTFLOW BEFORE FINANCING                                                    (1,657,483)            (6,780,487)
                                                                                 ----------             ----------
Financing                                                         11              1,644,135              6,795,789
                                                                                 ----------             ----------
(DECREASE) / INCREASE IN CASH IN THE YEAR                         12                (13,348)                15,302
                                                                                 ==========             ==========



The accompanying notes are an integral part of these cash flow statements.











CANCARA ASSET SECURITISATION LIMITED                                           6

CANCARA ASSET SECURITISATION LIMITED

Notes to the consolidated financial statements



1   NATURE OF BUSINESS

The Company issues European and United States of America Commercial Paper, the proceeds of which are advanced to associated purchaser companies which in turn acquire financial assets, including receivables originated by corporations resident in Organisation for Economic Co-operation and Development countries, either through the purchase of ownership interests in receivables or debt securities or through making secured loans. All advances are collateralised by the purchased assets, or other securities.

The Company jointly issues the US$ Commercial Paper with Cancara Asset Securitisation LLC (the sole subsidiary of the Company) (the "Co-Issuer") under a US Commercial Paper Issuance Agreement pursuant to which the Company agrees to pay the expenses of the Co-Issuer related to the issuance of US$ Commercial Paper and all other expenses incurred in its business. The Co-Issuer does not receive any of the proceeds realised from the offering of the US$ Commercial Paper and does not hold any assets.


2   ACCOUNTING POLICIES

The non-statutory consolidated financial statements of the Company have been prepared under the historical cost convention.

The non-statutory group financial statements consolidate the financial statements of the Company and its sole subsidiary, Cancara Asset Securitisation LLC, made up to 31 December each year under the acquisition method of accounting. The Company was incorporated on 15 October 2002; however, it did not commence funding operations until 15 January 2003.


A)  ACCOUNTING CONVENTION

The non-statutory consolidated financial statements have been prepared in accordance with applicable United Kingdom accounting standards and pronouncements of the Urgent Issues Task Force. The accompanying financial statements of the Company do not comprise "statutory accounts" within the meaning of Companies (Jersey) Law 1991. The Company's statutory accounts for the year ended 31 December 2004 prepared in accordance with UK GAAP have been delivered to the Jersey Financial Services Commission.

The particular accounting policies adopted are described below.

Based on the terms of the US Commercial Paper Issuance Agreement made between the Company and the Co-Issuer, pursuant to which the Company agrees to pay the expenses of the Co-Issuer related to the issuance of US$ Commercial Paper and all other expenses incurred in its business, the financial statements have been prepared on the basis that the Co-Issuer acts as agent for the Company. The Co-Issuer does not receive any of the proceeds realised from the offering of the US$ Commercial Paper and does not hold any assets.


B)  TURNOVER

Turnover relates to interest receivable on the advancements to other companies. Turnover is accounted for on an accruals basis.


C)  TAXATION

The Company has been granted 'Exempt Company Status' in Jersey and is therefore liable to an annual fee of (pound)600. This is included as an expense in the profit and loss account as it is not dependent on the Company's results. The Company intends to maintain such status for as long as possible pending the introduction of a general zero rate of corporation tax in Jersey.



CANCARA ASSET SECURITISATION LIMITED                                           7

CANCARA ASSET SECURITISATION LIMITED

2   ACCOUNTING POLICIES (CONTINUED)

D)  FOREIGN CURRENCY TRANSLATION

The functional currency of the Company is the US dollar. Transactions denominated in foreign currencies are translated into US dollars at the exchange rates ruling on the date of the transactions. Monetary and hedged assets and liabilities denominated in foreign currency at the balance sheet date are translated at the rates of exchange ruling at that date or contracted rates where appropriate and movements are recorded in the profit and loss account.


E)  DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Company does not hold or issue derivative financial instruments for speculative purposes.

For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Company's operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of the fixed assets, only when the hedged position has itself been reflected in the Company's financial statements.

For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognised by adjusting net interest payable over the periods of the contracts.

If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.


F)  ADVANCES

Advances are initially stated at the amount of funds advanced to borrowers. The carrying amount is increased by the finance costs in respect of the accounting period and reduced by payments made in the period by the borrower.


G)  SHORT TERM BORROWINGS

Debt is initially stated at the amount of proceeds received. The carrying amount is increased by the finance costs in respect of the accounting period and reduced by payments made in the period.


H)  USE OF ESTIMATES

The preparation of the financial requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3   DIRECTORS' EMOLUMENTS

None of the directors had any material interest in any contract of significance in relation to the business of the Company and none of the directors received any direct emoluments for their services in either the current year or prior year.



CANCARA ASSET SECURITISATION LIMITED                                           8

CANCARA ASSET SECURITISATION LIMITED

4   EMPLOYEES

During the current and previous years, the Company had no employees. The Company has outsourced the administration of its operations to third parties, on an arms-length basis.


5   PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

                                                                                     Year ended              Year ended
                                                                               31 December 2004        31 December 2003
                                                                                          $'000                   $'000
Profit on ordinary activities before taxation is stated after charging:

Amounts paid to auditors:
- audit services                                                                             15                      13
                                                                                     ==========              ==========

6   OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

                                                                                     Year ended              Year ended
                                                                               31 December 2004        31 December 2003
                                                                                          $'000                   $'000
Bank interest receivable                                                                    376                     118
                                                                                     ----------              ----------
                                                                                            376                     118
                                                                                     ==========              ==========

7   DEBTORS

                                                                                           2004                    2003
                                                                                          $'000                   $'000
Debtors - advances to associated purchaser companies                                  8,268,175               6,783,581
Interest receivable on advances                                                         185,526                  64,306
Interest receivable on cash balances                                                         15                      49
Prepayments                                                                                  47                      20
                                                                                     ----------              ----------
                                                                                      8,453,763               6,847,956
                                                                                     ==========              ==========


The advances are provided as security for the obligations arising under the short term borrowings.





CANCARA ASSET SECURITISATION LIMITED                                           9

CANCARA ASSET SECURITISATION LIMITED

8   BORROWINGS

                                                                                           2004                    2003
                                                                                          $'000                   $'000
Short term borrowings                                                                 8,439,924               6,795,789
                                                                                     ----------              ----------
                                                                                      8,439,924               6,795,789
                                                                                     ==========              ==========

Short term borrowings consist of Commercial Paper issued in the US and Euro markets.

9   OTHER CREDITORS

                                                                                           2004                    2003
                                                                                          $'000                   $'000
Other creditors                                                                          15,791                  67,467
Dividend payable                                                                              2                       2
                                                                                     ----------              ----------
                                                                                         15,793                  67,469
                                                                                     ==========              ==========

10  RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING
    ACTIVITIES

                                                                                     Year ended              Year ended
                                                                               31 December 2004        31 December 2003
                                                                                          $'000                   $'000
Operating loss                                                                             (374)                   (116)
Increase in debtors                                                                  (1,605,807)             (6,847,956)
(Decrease) / Increase in creditors                                                      (51,676)                 67,467
                                                                                     ----------              ----------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                                           (1,657,857)             (6,780,605)
                                                                                     ==========              ==========





CANCARA ASSET SECURITISATION LIMITED                                          10

CANCARA ASSET SECURITISATION LIMITED

11  ANALYSIS OF CASH FLOWS

                                                                                     Year ended              Year ended
                                                                               31 December 2004        31 December 2003
                                                                                          $'000                   $'000
Returns on investments and servicing of finance
Interest received                                                                           376                     118
                                                                                     ----------              ----------
NET CASH INFLOW                                                                             376                     118
                                                                                     ----------              ----------
Financing
Increase in short term borrowings                                                     1,644,135               6,795,789
                                                                                     ----------              ----------
NET CASH INFLOW                                                                       1,644,511               6,795,789
                                                                                     ==========              ==========


12  ANALYSIS AND RECONCILIATION OF NET DEBT

                                                                        2003         Cash flows                    2004
                                                                       $'000              $'000                   $'000
Cash in hand and at bank                                              15,302            (13,348)                  1,954

Debt due within 1 year                                            (6,795,789)        (1,644,135)             (8,439,924)
                                                                  ----------         ----------              ----------
Net debt                                                          (6,780,487)        (1,657,843)             (8,438,330)
                                                                  ==========         ==========              ==========









CANCARA ASSET SECURITISATION LIMITED                                          11

CANCARA ASSET SECURITISATION LIMITED

13  CALLED-UP SHARE CAPITAL

                                                                                           2004                    2003
                                                                                          $'000                   $'000
Authorised
2 ordinary shares of (pound)1 each                                                            3                       3
                                                                                     ----------              ----------
                                                                                              3                       3
                                                                                     ----------              ----------
Allotted, called-up and fully paid
2 ordinary shares of (pound)1 each                                                            3                       3
                                                                                     ----------              ----------
                                                                                              3                       3
                                                                                     ==========              ==========


14  PROFIT AND LOSS ACCOUNT

                                                                                           2004                    2003
                                                                                          $'000                   $'000
As at 31 December/ date of incorporation                                                      -                       -
Retained profit for the year                                                                  -                       -
                                                                                     ----------              ----------
As at 31 December                                                                             -                       -
                                                                                     ==========              ==========


15  FINANCIAL INSTRUMENTS

The Company's financial instruments comprise principally of amounts due from advances to special purchase vehicles, each a "Purchaser" and collectively "Purchasers", who have in turn purchased investments in receivables, asset backed securities and various tranches of floating rate loan notes. Cash, accrued interest income, accrued interest payable and other items arise directly from the Company's operations.

It is, and has been throughout the year, the Company's policy that no trading in derivative financial instruments shall be undertaken.

The main risks arising from the Company's financial instruments are default risk, interest rate risk, currency risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks and these are summarised below. These policies have remained unchanged since the Company commenced operations.





CANCARA ASSET SECURITISATION LIMITED                                          12

CANCARA ASSET SECURITISATION LIMITED

15  FINANCIAL INSTRUMENTS (CONTINUED)

A)  DEFAULT RISK

The Company's exposure to default risk is primarily that the respective Purchasers' assets/loan financing acquired or provided by them using the funding obtained via the Company's Commercial Paper issuance, will default, thereby potentially impairing the ability of the respective purchasers to meet their obligations to the Company under the relevant Commercial Paper Funding Agreement entered into with the Company.

This default risk is mitigated through various forms of transaction specific credit enhancement available to the Purchasers.

The form of credit enhancement varies from Purchaser to Purchaser depending upon the circumstances but such credit enhancement is determined in conjunction with Standard & Poor's and Moody's Investor Services Limited (the "Rating Agencies"). The Rating Agencies will determine with the Company's advisors that the credit enhancement is in such form and such amount as to ensure that the Commercial Paper issued by the Company achieves A-1+/P-1 rating.

In order to mitigate losses, certain triggers are predefined in the Receivable Purchase Agreements between the respective seller and the respective Purchaser and also in the Commercial Paper Funding Agreements between the Purchaser and the Company. These triggers are designed to provide for the early termination of the Receivable Purchase Agreements and/or the Commercial Paper Funding Agreements to avoid and/or limit the potential loss by both the purchasers and the Company.


B)  INTEREST RATE RISK

The Company finances its operations through the short term borrowings in the US and Euro Commercial Paper markets. At the year-end, all of the Company's borrowings and assets were at floating rates. The financial instruments earn interest based on the funding cost. The Company enters into interest rate swaps in order to hedge its exposure to interest rate risk.


C)  CURRENCY RISK

The functional currency of the Company and the Group is the US dollar. The Company provides asset securitisation financing to companies operating in Organisation for Economic Co-operation and Development ("OECD") countries. These agreements are denominated in the currencies of the customers involved.

The Company's policy is to eliminate all currency exposures on transactions through spot and forward currency contracts. As at 31 December 2004, after taking into account the effects of forward foreign exchange contracts the Company had no currency exposures.


D)  LIQUIDITY RISK

Funding has been obtained through the issuance of US dollar and Euro denominated Commercial Paper. The Company has recourse to the assets pledged under the terms of the Commissioning Agreements with the Purchaser entities. There is a liquidity facility to meet any timing gaps between issuing new Commercial Paper and making repayments on maturing Commercial Paper.





CANCARA ASSET SECURITISATION LIMITED                                          13

CANCARA ASSET SECURITISATION LIMITED

15  FINANCIAL INSTRUMENTS (CONTINUED)

E)  MATURITY OF FINANCIAL ASSETS AND LIABILITIES

The maturity profile of the Company's financial assets at 31 December 2004 and 31 December 2003 was as follows:

                                                                                           2004                    2003
                                                                                          $'000                   $'000
In one year or less, or on demand                                                     8,455,717               6,863,258
                                                                                     ----------              ----------
                                                                                      8,455,717               6,863,258
                                                                                     ==========              ==========


The maturity profile of the Company's financial liabilities at 31 December 2004 and 31 December 2003 was as follows:

                                                                                           2004                    2003
                                                                                          $'000                   $'000
In one year or less, or on demand, dependent on cash receipts from the assets         8,455,717               6,863,258
                                                                                      ---------              ----------
                                                                                      8,455,717               6,863,258
                                                                                      =========              ==========


F)  FAIR VALUES

Set out below is a comparison of book and fair values of the Company's financial assets and liabilities as at 31 December.

                                                                              2004                        2003
                                                                    -------------------------- ---------------------------
                                                                      BOOK VALUE   FAIR VALUE    BOOK VALUE    FAIR VALUE
                                                                           $'000        $'000         $'000         $'000
PRIMARY FINANCIAL ASSETS AND LIABILITIES HELD OR ISSUED TO
FINANCE THE COMPANY'S OPERATIONS
Financial assets                                                       8,455,717    8,455,717     6,863,258     6,863,258
Financial liabilities                                                  8,455,717    8,453,313     6,863,258     6,860,161

DERIVATIVE FINANCIAL INSTRUMENTS HELD TO MANAGE THE CURRENCY AND
INTEREST RATE PROFILE
Forward foreign currency contracts (net)                                (13,233)     (10,876)      (66,531)      (63,330)
Interest rate swaps (net)                                                  (147)        (100)             8          (96)



The book and fair values of interest rate swaps and foreign forward currency contracts have been revised since the company's statutory accounts were issued on 4th May 2005.




CANCARA ASSET SECURITISATION LIMITED                                          14

CANCARA ASSET SECURITISATION LIMITED

15  FINANCIAL INSTRUMENTS (CONTINUED)

F)  FAIR VALUES (CONTINUED)

The fair values of forward foreign currency contracts have been determined by reference to prices available from the markets on which the instruments involved are traded. All other fair values shown have been calculated by discounting cash flows at prevailing interest rates.


G)  GAINS AND LOSSES ON HEDGES

The Company enters into forward foreign currency contracts to eliminate the currency exposures that arise on transactions denominated in foreign currencies immediately at the time of entering into the transaction. The Company also enters into interest rate swaps to eliminate the interest rate risk on transactions. Hedges are recognised when the hedged position itself has been recognised in the financial statements.


16  ULTIMATE CONTROLLING PARTY

The directors regard Bedell Cristin Trustees Limited, in the capacity as trustee of the Cancara Charitable Trust, to be the ultimate controlling party.


17  RELATED PARTY TRANSACTIONS

Corporate administration services are provided to the Company by Bedell SPV Management (Jersey) Limited. The directors of the Company are also directors of Bedell SPV Management (Jersey) Limited, Bedell Cristin Trustees Limited and Bedell Cristin Secretaries Limited. The directors' fees are included in the corporate administration services fee.


18  DIFFERENCES BETWEEN UK AND US GAAP

The Company's financial statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). The differences which have a significant effect on the consolidated net profit, shareholders' equity and the financial position of the Company are set out below:

RECONCILIATION OF NET INCOME

                                                                                     Year ended              Year ended
                                                                               31 December 2004        31 December 2003
                                                                                          $'000                   $'000
PROFIT FOR THE FINANCIAL YEAR UNDER UK GAAP                                                   2                       2

Forward foreign exchange contracts                                                         (844)                  3,201
Interest rate swaps                                                                         151                    (104)
                                                                                     ----------              ----------
NET (LOSS)/INCOME UNDER US GAAP                                                            (691)                  3,099
                                                                                     ==========              ==========





CANCARA ASSET SECURITISATION LIMITED                                          15

CANCARA ASSET SECURITISATION LIMITED

18.  DIFFERENCES BETWEEN UK AND US GAAP (CONTINUED)

RECONCILIATION OF SHAREHOLDERS' EQUITY

                                                                                           2004                    2003
                                                                                          $'000                   $'000
SHAREHOLDER'S FUNDS: EQUITY INTERESTS UNDER UK GAAP                                           -                       -

Forward foreign exchange contracts                                                        2,357                   3,201
Ordinary dividends                                                                            2                       2
Interest rate swaps                                                                          47                    (104)
                                                                                     ----------              ----------
SHAREHOLDER'S EQUITY UNDER US GAAP                                                        2,406                   3,099
                                                                                     ==========              ==========

The significant differences applicable to the Company's financial statements are summarised below.


Derivatives and Hedging Activities

Under UK GAAP, the Company has no derivatives classified as trading. Derivatives classified as non-trading are entered into for the purpose of hedging risk from potential movements in foreign exchange rates and interest rates inherent in the company's non-trading assets and liabilities. Non-trading derivatives are accounted for in a manner consistent with the assets or liabilities being hedged. Income and expense on non-trading derivatives are recognised on an accruals basis. Under UK GAAP, the fair value of derivatives treated as hedges is not recorded on the Balance Sheet.

Under US GAAP, Statement of Financial Accounting Standard 133, "Accounting for Derivatives Instruments and Hedging Activities", requires that all derivative instruments be designated as hedging an underlying asset or liability on inception in order for hedge accounting to apply. The Company elected not to designate the hedges to an underlying asset or liability. As a result, hedge accounting cannot be applied and thus changes in the fair value of derivatives are recorded each period in current earnings. As a result, the Company recorded an increase in shareholders' equity of $3,201,000 related to foreign forward exchange contracts and an decrease in shareholders' equity of $104,000 for interest rate swaps for the year ended 31 December 2003 with a related gain of $3,201,000 on foreign forward exchange contracts and an expense of $104,000 on interest rate swaps recognised in the profit and loss account. During the year ended 31 December 2004, the Company recorded a loss of $844,000 related to foreign forward exchange contracts and a gain of $151,000 related to interest rate swaps, with a related decrease in shareholders' equity of $693,000.

All the Company's hedging contracts are transacted with external parties.


Ordinary dividends

In the Company's consolidated financial statements, ordinary dividends are provided for in the period in respect of which they are proposed on the basis of the recommendation made by the directors. Under US GAAP, ordinary dividends are not provided for until formally declared.





CANCARA ASSET SECURITISATION LIMITED                                          16

CANCARA ASSET SECURITISATION LIMITED

18  DIFFERENCES BETWEEN UK AND US GAAP (CONTINUED)

Statement of Cash Flows

The net cash flows under UK GAAP are materially consistent with cash flows under US GAAP. However, certain classification differences exist in the presentation of statements of cash flow. Under US GAAP interest received would be regarded as an operating cash flow. Accordingly, operating cash outflows under US GAAP would be $1,657,481,000 in the year ended 31 December 2004 and $6,780,487,000 in the year ended 31 December 2003. Cash inflow from financing activities under US GAAP was $1,644,135,000 in the year ended 31 December 2004 (year ended 31 December 2003 - cash inflow of $6,795,789,000). There was no cash flow from investing activities in the year ended 31 December 2004 (year ended 31 December 2003 - $nil).



















CANCARA ASSET SECURITISATION LIMITED                                          17